EXHIBIT 99.1

Portage Biotech Announces New Appointments to its Management Team and Board of Directors

Leading biopharma executive Brian Wiley joins as Chief Business Officer

Experienced financial consultant Joseph Ciaverella advances to new role as Chief Accounting Officer

Jim Mellon, Linda Kozick and Mark Simon will join Portage’s Board of Directors

WESTPORT, Conn., Feb. 15, 2022 (GLOBE NEWSWIRE) -- Portage Biotech Inc. (NASDAQ: PRTG) (“Portage” or the “Company”), a clinical-stage immuno-oncology company developing therapies to improve patient lives and increase survival by avoiding and overcoming cancer treatment resistance, today announced new appointments to its management team and Board of Directors. Brian Wiley, who has served in leadership roles at multiple pharmaceutical companies including Celgene and Millennium Pharmaceuticals, will join Portage’s executive team as Chief Business Officer and Joseph Ciavarella, who joined the company in 2020 as a financial consultant, now joins as Chief Accounting Officer.

In addition, Jim Mellon, Linda M. Kozick and Mark Simon will join the company’s Board of Directors. Mr. Mellon was one of the founders of Portage. The new members will assume Board of Director responsibilities effective immediately while current members Kamlesh Shah and Declan Doogan will be retiring.

The new appointments come at the cusp of an exciting new year for Portage. The company expects to report initial safety data of its invariant natural killer T cell (iNKT) agonist programs, PORT-2 and PORT-3, later in Q1 2022.

“I am thrilled to announce these new additions to our executive team and Board of Directors to support Portage’s operations and activities as we head into what will be a critical year, especially for our iNKT programs,” said Dr. Ian Walters, Chief Executive Officer of Portage Biotech. “Their combined expertise brings well rounded experience to provide direction, management and guidance as we progress our corporate goals and pipeline. I look forward to working closely with Brian to advance new partnerships and pipeline development opportunities, to Joe’s continued contribution to our financial operations, and to aligning with our new Board members as we continue to advance our mission to improve patient lives. I also want to take this opportunity to thank Kam and Declan for their services to the Board and wish them the best in their retirement.”

Brian Wiley has nearly 30 years of experience in the biopharmaceutical industry, with over 25 years dedicated to oncology. His experience includes licensing deals, collaborations, M&A, both public and private financings, and multiple product launches in oncology. He founded Boston BioConsulting, LLC, a consulting firm that specializes in corporate strategy, business development,and pre-commercial planning for the biopharmaceutical industry. Additionally, he served as Chief Commercial Officer and Head of Business Development at NewLink Genetics and also served in various leadership and management roles at Celgene, Gloucester Pharmaceuticals, Millennium and Aventis. Mr. Wiley has a marketing degree from Pennsylvania State University.

“I am exctied to join Portage at this pivotal time of growth and progress,” said Mr. Wiley. “I look forward to working closely with such an excellent team of pharma-experienced executives and especially to contributing to business development in both licensing and collaborations, as well as leveraging my pre-commercial expertise and corporate strategy insights to support the advancement of Portage’s immuno-oncology programs in the clinic and beyond.”

As Chief Accounting Officer, Joseph Ciavarella will direct all financial reporting activities at Portage. Prior to joining the company, Mr. Ciavarella has most recently provided senior financial consulting services to middle market companies. He has also been Chief Financial Officer for several public and private corporations across multiple industries, from telecom and financial services to health care and biotech, with deep experience with start-ups and restructurings. Mr. Ciavarella received a Bachelor of Business Administration degree from Hofstra University and is a Certified Public Accountant.

Further info on new members of Portage’s Board of Directors:

  Jim Mellon is an author, entrepreneur and investor. He was one of the founders of Portage Biotech and is the co-author of five books, all written with a view toward identifying emerging thematic trends leading to investment opportunities. He is a founder and Executive Director of Agronomics Limited (LSE:ANIC) an investment vehicle for cellular agriculture and cultivated meat. He has a particular interest in longevity research and is currently the co-founder and chairman of anti-aging biopharma company Juvenescence. He is also a non-executive director of Condor Gold plc, the Executive Chairman of the Board of Manx Financial Group plc, Co-founder and Non-Executive Director of Bradda Head Lithium (LSE:BHL.L), and the non-executive Chairman of the Board of SalvaRx Group plc. He is also Co-founder and Chairman of Endurance RP. Mr. Mellon studied Philosophy, Politics & Economics at Oxford University.
  Linda M. Kozick has more than 25 years of experience in the biopharmaceutical industry, including 15 years of strategic commercial leadership in oncology with a focus in immuno-oncology. Prior to retiring she held leadership positions at Bristol Myers Squibb and was instrumental to Obdivo and Yervoy product management and portfolio strategy. In addition to Portage, she currently serves on the Board of Directors for RAPT Therapeutics, Inc. and Artiva Biotherapeutics. Ms. Kozick received her B.S. in Medical Technology and M.S. in Molecular Immunology from SUNY Upstate Medical Center, and her MBA from Chapman University.
  Mark Simon has over 30 years advising experience for biotech and pharma companies as an investment banker and research analyst. He is the Co-founder and an advisor of Torreya Capital, LLC, a global investment bank serving companies in the life sciences industry. Before co-founding Torreya Capital, LLC, he was a Managing Director and the head of life sciences investment banking at Citigroup, where he covered global biopharmaceutical companies, and also served as a Managing Director and Senior Biotechnology Research Analyst at Robertson Stephens. Mr. Simon serves on the boards of Cabaletta Bio and several disease advocacy and philanthropic foundations. Mr. Simon holds a B.A. in History from Columbia College and an MBA from Harvard Business School.

About Portage Biotech Inc.
Portage is a clinical-stage immuno-oncology company advancing first-in-class therapies that target known checkpoint resistance pathways to improve long-term treatment response and quality of life in patients with evasive cancers. The Company’s access to next-generation technologies coupled with a deep understanding of biological mechanisms enables the identification of the most promising clinical therapies and product development strategies that accelerate these medicines through the translational pipeline. Portage’s portfolio consists of five diverse platforms, leveraging delivery by intratumorals, nanoparticles, liposomes, aptamers and virus-like particles. Within these five platforms, Portage has 10 products currently in development with multiple clinical readouts expected over the next 12-24 months. For more information, please visit www.portagebiotech.com, follow us on Twitter at @PortageBiotech, or find us on LinkedIn at Portage Biotech Inc.

Forward-Looking Statements
This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

FOR MORE INFORMATION, PLEASE CONTACT:

Investor Relations
Chuck Padala
chuck@lifesciadvisors.com

Media Relations
Gwen Schanker
gschanker@lifescicomms.com